Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-132890
September 7, 2006

NORTHSTAR REALTY FINANCE CORP.
SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

Final Term Sheet

Issuer: NorthStar Realty Finance Corp.

Security: 8.75% Series A Cumulative Redeemable Preferred Stock

CUSIP: 66704R209

Size: 2,200,000 shares  Over-allotment option: 330,000 shares

Type of security: SEC Registered—Registration Statement No. 333-132890; preliminary prospectus supplement dated September 5, 2006

Public offering price: $25.00 per share; $55,000,000

Underwriting discounts and commissions: $0.7875 per share; $1,732,500 total ($1,992,375 if over-allotment option is exercised in full)

Proceeds to the Company, before expenses: $24.2125 per share; $53,267,500 total ($61,257,625 if over-allotment option is exercised in full)

Expected net proceeds after deducting underwriting discounts and commissions and estimated transaction expenses payable by the Company: $53,057,500 ($61,047,625 if over-allotment option is exercised in full).

Sole Bookrunner:	Wachovia Capital Markets, LLC	1,265,000 shares

Joint Lead Manager:	Bank of America Securities LLC.	715,000 shares

Co-Managers:	KeyBanc Capital Markets, a division of McDonald Investments Inc.	110,000 shares
	Stifel, Nicolaus & Company	110,000 shares

Dividend rate: 8.75% per annum of the liquidation preference per annum; $2.1875 per annum per share, cumulative from, but excluding, September 14, 2006 (subject to the dividend rate step-up to 9.75% per annum as described in the prospectus supplement)

Optional Redemption: On or after September 14, 2011 (subject to the special optional redemption right described in the prospectus supplement)

Settlement and delivery date: September 14, 2006

Selling concession: Not to exceed $0.50 per share

Reallowance to other dealers: Not to exceed $0.45 per share

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement dated September 5, 2006) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Wachovia Capital Markets, LLC by calling toll-free 1-800-326-5897 or by emailing syndicate.ops@wachovia.com.